Ares Capital Corporation
280 Park Avenue, 22nd Floor
Building East
New York, NY 10017

April 9, 2008

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC 20549

Re:    Registration Statement No. 333-149139

Ladies and Gentlemen:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Fund") hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the same may become effective at 10:00 a.m. (Washington D.C. time) on April 11, 2008 or as soon as practicable thereafter.

The Fund understands that:

          (a)   the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

          (b)   comments of the Staff of the Division of Investment Management (the "Staff") or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

          (c)   the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
ARES CAPITAL CORPORATION
/s/ RICHARD S. DAVIS Richard S. Davis Chief Financial Officer